August 11, 2017

VIA EDGAR TRANSMISSION

Deborah O’Neil Johnson

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re: Nile Capital Investment Trust; File Nos. 333-164528 & 811-22384

Dear Ms. O’Neil Johnson,

On July 17, 2017, the Registrant, on behalf of its series, Nile Africa, Frontier and Emerging Fund (the "Fund"), filed a proxy statement on Schedule 14A (the "Proxy") for the purpose of soliciting shareholder approval of a proposed new advisory agreement.  In a telephone conversation on July 26, 2017, you provided comments on the Proxy to Emily Little.  Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  A marked version of the Proxy is attached to aid in your review.

Comment 1.  Please confirm that all requirements of Item 22(c) of Schedule 14A are addressed.

Response.  Registrant so confirms.

Comment 2.  Please enhance the disclosure regarding the Expense Limitation Agreement.  How do the agreements compare?  Will an expense cap continue to be in place?  If so, at what level?

Response.  The Registrant has amended disclosures to note that the Expense Limitation Agreement is substantially similar in all material respects to the terms of the current expense limitation agreement, except for the dates of execution, effectiveness, and expiration.  The Registrant has amended disclosures to also note that the Expense Limitation Agreement will have a longer expiration date than the one currently in place, which expires on July 31, 2018.

If you have any questions, please call Parker Bridgeport at (614) 469-3238.

Very truly yours,

/s/ Parker D. Bridgeport

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